UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-956

Duquesne Light Company

(Exact name of registrant as specified in its charter)

411 Seventh Avenue, Pittsburgh, PA 15219

(412-393-6000)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 3.75% Preferred Stock

Series 4.10% Preferred Stock

Series 4.15% Preferred Stock

Series 4.20% Preferred Stock

Series 6.50% Preferred Stock

Series $2.10 Preferred Stock

5.7% First Mortgage Bonds due 2014

6.45% First Mortgage Bonds due 2008

6.7% First Mortgage Bonds due 2012

6.7% First Mortgage Bond Public Income Notes due 2032

Preference Stock, Plan Series A

(Title of each class of securities covered by this Form)

Series 4.00% Preferred Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Security	No. of Holders
Series 3.75% Preferred Stock	113
Series 4.10% Preferred Stock	92
Series 4.15% Preferred Stock	94
Series 4.20% Preferred Stock	96
Series 6.50% Preferred Stock	1
Series $2.10 Preferred Stock	99
5.7% First Mortgage Bonds due 2014	15
6.45% First Mortgage Bonds due 2008	9
6.7% First Mortgage Bonds due 2012	14
6.7% First Mortgage Bond Public Income Notes due 2032	0
Preference Stock, Plan Series A	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 8, 2007	By:	/s/ Mark E. Kaplan
Senior Vice President and Chief Financial Officer